AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 24, 2003

REGISTRATION NO. 333-____

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BROOKS-PRI AUTOMATION, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	04-3040660
(State or Other Jurisdiction of	I.R.S. Employer
Incorporation or Organization)	Identification Number)

15 ELIZABETH DRIVE, CHELMSFORD, MASSACHUSETTS 01824 — (978) 262-2400
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

ROBERT J. THERRIEN
PRESIDENT AND CHIEF EXECUTIVE OFFICER
BROOKS-PRI AUTOMATION, INC.
15 ELIZABETH DRIVE,
CHELMSFORD, MASSACHUSETTS 01824
(978) 262-2400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

LAWRENCE M. LEVY, ESQUIRE
BROWN RUDNICK BERLACK ISRAELS LLP
ONE FINANCIAL CENTER
BOSTON, MA 02111

(617) 856-8200

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box.  ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Calculation of Registration Fee

	Amount of	Proposed Maximum	Proposed Maximum
Title of each Class of	Shares to be	Offering	Aggregate Offering
Securities to be Registered	Registered	Price per Share (1)	Price (1)	Registration Fee

Common Stock, par value $.01	190,000 shares (2)	$11.37	$2,160,300.00	$198.75
Preferred Share Rights (3)	190,000 (3)	—	—	—

(1)	Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices for the Common Stock as reported on the Nasdaq Stock Market on January 21, 2003, in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

(2)	Such presently indeterminable number of additional shares of common stock are registered hereunder as may be issued in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, stock combination or other similar changes in the common stock.

(3)	Pursuant to a Rights Agreement entered into in 1997, as amended, one right is deemed to be delivered with each share of common stock issued by the Registrant. Such presently indeterminable number of rights are also registered by this Registration Statement as may be issued in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split or other similar change in common stock. The rights are not separately transferable apart from the common stock, nor are they exercisable until the occurrence of certain events. Accordingly, no independent value has been attributed to the rights.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

2

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion,
Dated January 24, 2003

BROOKS-PRI AUTOMATION, INC.

COMMON STOCK

190,000 SHARES

     The selling stockholders are selling all of the shares of common stock offered by this prospectus. We will not receive any of the proceeds from the sale of these shares.

     The selling stockholders may offer the common stock through public or private transactions, at prevailing market prices, or at privately negotiated prices.

     Our common stock is quoted on the Nasdaq National Market under the symbol “BRKS”. On January 21, 2003, the last reported sale price of the common stock on the Nasdaq National Market was $11.11 per share.

     INVESTING IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 4.

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated      , 2003.

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES
EXHIBIT INDEX
OPINION OF BROWN RUDNICK
CONSENT OF PRICEWATERHOUSECOOPERS
CONSENT OF PRICEWATERHOUSECOOPERS

PROSPECTUS SUMMARY	3
RISK FACTORS	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	16
USE OF PROCEEDS	17
SELLING STOCKHOLDER	17
PLAN OF DISTRIBUTION	19
LEGAL MATTERS	20
EXPERTS	20
WHERE YOU CAN FIND MORE INFORMATION	20

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

PROSPECTUS SUMMARY

     This summary provides an overview of selected information and may not contain all of the information that is important to you. You should read the entire prospectus carefully, including the financial data, related notes and the information we have incorporated by reference before making an investment decision.

ABOUT BROOKS-PRI

     Brooks-PRI Automation, Inc. (“Brooks” or the “Company”) is a leading supplier of automation products and solutions for the global semiconductor and related industries such as the data storage, flat panel display and other precision electronics manufacturing industries. Brooks has distinguished itself as a technology and market leader, particularly in the demanding cluster-tool vacuum-processing environment and in integrated factory automation software applications. The Company’s offerings have grown from individual robots used to transfer semiconductor wafers in advanced production equipment to fully integrated automation solutions that control the movement and management of wafers and reticles in the wafer fabrication facility. Through a program of investment and acquisition, Brooks has emerged as one of the leading suppliers of factory and equipment automation solutions for semiconductor manufacturers and original equipment manufacturers (“OEM’s”). During fiscal 2002, the Company continued its program of strategic investment and acquisitions designed to broaden the depth and breadth of its offerings and market position.

     The Company’s business is significantly dependent on capital expenditures by semiconductor manufacturers and OEMs, which are, in turn, dependent on the current and anticipated market demand for semiconductors and electronics equipment. The Company’s revenues grew substantially in fiscal 2000 and the first half of fiscal 2001, due in large part to high levels of capital expenditures of semiconductor and electronics manufacturers. Demand for semiconductors is cyclical and has historically experienced periodic downturns. The semiconductor industry is currently experiencing such a downturn, which began to impact the Company in the third quarter of fiscal 2001, and has continued throughout fiscal 2002. The downturn has affected revenues, gross margins and operating results. In response to this prolonged and continuing downturn, the Company has initiated, and continues to implement, cost reduction programs aimed at aligning its ongoing operating costs with its currently expected revenues over the near term. These cost management initiatives have included consolidation of facilities, reductions to headcount, salary and wage reductions and reduced spending.

     We are a Delaware corporation and were incorporated in 1989. Our principal offices are located at 15 Elizabeth Drive, Chelmsford, Massachusetts 01824 and our telephone number is (978) 262-2400. Our corporate website is www.brooks-pri.com. The information on our website is not incorporated by reference in this prospectus.

THE OFFERING

     The selling stockholders may offer and sell up to an aggregate of 190,000 shares of our common stock under this prospectus. The selling stockholders, the former stockholders of MicroTool, Inc., obtained the shares offered by this prospectus in connection with our acquisition of all of the outstanding capital stock of MicroTool, Inc. on October 9, 2002.

RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding to invest in shares of our common stock. While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or which may adversely affect our business. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer. In that event, the market price of our common stock could decline and you could lose all or part of the money you paid to buy our common stock.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks faced by us described below and elsewhere in this prospectus.

Risk Factors Relating to Our Industry

The Cyclical Demand of Semiconductor Manufacturers Affects Our Operating Results and the Ongoing Downturn in the Industry Could Seriously Harm Our Operating Results.

     Our business is significantly dependent on capital expenditures by semiconductor manufacturers. The level of semiconductor manufacturers’ capital expenditures is dependent on the current and anticipated market demand for semiconductors. The semiconductor industry is highly cyclical and is currently experiencing a downturn. The downturn may continue for several more quarters. As a result of cost reductions in response to the decrease in net sales and uncertainty over the timing and extent of any industry recovery, we may be unable to continue to invest in marketing, research and development and engineering at the levels that we believe are necessary to maintain our competitive position. Ours failure to make these investments could seriously curtail our long-term business prospects. Consistent with our experience in past downturns, the current industry downturn has reduced our revenues and caused us to incur losses. There can be no guarantee of when this downturn will end or that we will return to profitability when the downturn does end.

Industry Consolidation and Outsourcing of the Manufacture of Semiconductors to Foundries Could Reduce the Number of Available Customers.

     The substantial expense of building or expanding a semiconductor fabrication facility is leading increasing numbers of semiconductor companies to contract with foundries, which manufacture semiconductors designed by others. As manufacturing is shifted to foundries, the number of our potential customers could decrease, which would increase our dependence on our remaining customers. Recently, consolidation within the semiconductor manufacturing industry has increased. If semiconductor manufacturing is consolidated into a small number of foundries and other large companies, our failure to win any significant bid to supply equipment to those customers could seriously harm our reputation and materially and adversely affect our revenue and operating results.

Our Future Operations Could Be Harmed if the Commercial Adoption of 300mm Wafer Technology Continues to Progress Slowly or is Halted.

     Our future operations depend in part on the adoption of new systems and technologies to automate the processing of 300mm wafers. However, the industry transition from the current, widely used 200mm manufacturing technology to 300mm manufacturing technology is occurring more slowly than originally expected. A significant delay in the adoption of 300mm manufacturing technology, or the failure of the industry to adopt 300mm manufacturing technology, could significantly impair our operations. Moreover, continued delay in transition to 300mm technology could permit our competitors to introduce competing or superior 300mm products at more competitive prices. As a result of these factors, competition for 300mm orders could become vigorous and could harm our results of operations.

     Our merger with PRI on May 14, 2002 did not reduce this risk. Manufacturers implementing factory automation in 300mm pilot projects typically seek to purchase systems from multiple vendors. Automated material handling systems are a major component of the former PRI’s business. To date, nearly all manufacturers with pilot projects have selected automated material handling systems made by competitors for these projects. Manufacturers’ awards to these competitors of orders for early stage 300mm fabs could make it more difficult for us to win orders from those manufacturers for their full-scale 300mm production facilities.

PRI’s Difficulties With Production of the Turbostocker Product Could Adversely Affect Our Ability to Compete in the 300mm Wafer Technology Marketplace.

     During fiscal 2000 and 2001, prior to our acquisition of PRI, PRI encountered manufacturing and supply chain problems related to its TurboStocker product, which PRI had planned to begin manufacturing in high volume in response to increased customer demand at that time. These problems caused delays in shipments and in customer acceptance of these systems, and in some cases required repair or retrofit of TurboStockers already installed in the field. These manufacturing problems may have undermined potential 300mm customers’ confidence in PRI’s ability to manufacture and deliver complex factory automation systems in a timely manner and at acceptable quality levels. That loss of confidence could continue to adversely affect our competitive position in the market for that particular product and possibly also for other 300mm products.

Risk Factors Relating to Our Acquisitions

Our Business Could Be Harmed if We Fail to Adequately Integrate the Operations of the Businesses That We Acquired.

     Over the past several years, we completed a number of acquisitions in a relatively short period of time, including our acquisition of PRI in May 2002. Our management must devote substantial time and resources to integrating the operations of the businesses we acquired with our core business and the other acquired businesses. If we fail to accomplish this integration efficiently, we may not realize the anticipated benefits of our acquisitions. We were required to record impairment charges on acquired intangible assets and goodwill aggregating $479.3 million in fiscal 2002. We may be required in the future to record additional significant future impairment costs in the event that the carrying value exceeds the fair value of acquired intangible assets. The process of integrating supply and distribution channels, research and development initiatives, computer and accounting systems and other aspects of the operation of our acquired businesses, presents a significant challenge to our management. This is compounded by the challenge of simultaneously managing a larger entity. These businesses have operations and personnel located in Asia, Europe and the United States and present a number of difficulties of integration, including:

•	assimilating products and designs into integrated solutions;

•	informing customers, suppliers and distributors of the effects of the acquisitions and integrating them into our overall operations;

•	integrating personnel with disparate business backgrounds and cultures;

•	defining and executing a comprehensive product strategy;

•	managing geographically remote units;

•	managing the risks of entering markets or types of businesses in which we have limited or no direct experience; and

•	minimizing the loss of key employees of the acquired businesses.

     If we delay the integration or fail to integrate an acquired business or experience other unforeseen difficulties, the integration process may require a disproportionate amount of our management’s attention and financial and other resources. Our failure to adequately address these difficulties could harm our business and financial results.

Our Business May Be Harmed By Acquisitions We Complete in the Future.

     While we do not anticipate any significant additional acquisitions while the current economic downturn continues, we may in the future pursue additional acquisitions of related businesses. Our identification of suitable acquisition candidates involves risks inherent in assessing the values, strengths, weaknesses, risks and profitability of acquisition candidates, including the effects of the possible acquisition on our business, diversion of our management’s attention and risks associated with unanticipated problems or latent liabilities. If we are successful in pursuing future acquisitions, we may be required to expend significant funds, incur additional debt or issue additional securities, which may negatively affect our results of operations and be dilutive to our stockholders. If we spend significant funds or incur additional debt, our ability to obtain financing for working capital or other purposes could decline, and we may be more vulnerable to economic downturns and competitive pressures. We cannot guarantee that we will be able to finance additional acquisitions or that we will realize any anticipated benefits from acquisitions that we complete. Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing business.

Risk Factors Relating to Our Operations

Our Sales Volume Substantially Depends on the Sales Volume of our Original Equipment Manufacturer Customers and on Investment in Major Capital Expansion Programs by End-User Semiconductor Manufacturing Companies.

     We sell a majority of our tool automation products to original equipment manufacturers that incorporate our products into their equipment. Therefore, our revenues depend on the ability of these customers to develop, market and sell their equipment in a timely, cost-effective manner. Approximately 50% and 56% of our total revenue in fiscal 2002 and fiscal 2001, respectively, came from sales to original equipment manufacturers.

     We also generate significant revenues from large orders from semiconductor manufacturing companies that build new plants or invest in major automation retrofits. Our revenues depend, in part, on continued capital investment by semiconductor manufacturing companies. Approximately 50% and 44% of our total revenue in fiscal 2002 and fiscal 2001, respectively, came from sales to semiconductor manufacturing companies. The percentage of our total revenue attributable to semiconductor manufacturing companies should rise in fiscal 2003 as a result of our acquisition of PRI. Our revenues will be adversely affected if semiconductor manufacturing companies do not invest in capital expansion programs due to the downturn in the semiconductor industry or for other reasons.

Demand For Our Products Fluctuates Rapidly and Unpredictably, Which Makes it Difficult to Manage Our Business Efficiently and Can Reduce Our Gross Margins and Profitability.

     Our expense levels are based in part on our expectations for future demand. Many expenses, particularly those relating to capital equipment and manufacturing overhead, are relatively fixed. The rapid and unpredictable shifts in demand for our products make it difficult to plan manufacturing capacity and business operations efficiently. If demand is significantly below expectations, we may be unable to rapidly reduce these fixed costs, which can diminish gross margins and cause losses. A sudden downturn may also leave us with excess inventory, which may be rendered obsolete as products evolve during the downturn and demand shifts to newer products. For example, as a result of the current industry downturn, we recorded inventory adjustments of $12.5 million in the fourth quarter of fiscal 2002 relating to inventory writedowns. Our ability to reduce expenses is further constrained because we must continue to invest in research and development to maintain our competitive position and to maintain service and support for our existing global customer base. Conversely, during periods of increased demand our ability to satisfy increased customer demand may be constrained by our projections. If our projections underestimate demand, we may have inadequate inventory and may not be able to expand our manufacturing capacity, which could result in delays in shipments and loss of customers and reduced gross margins and profitability. In sudden upturns, we sometimes incur significant expenses to rapidly expedite delivery of components, procure scarce components and outsource additional manufacturing processes. This risk is more acute in fiscal 2003 as we consolidate several of our manufacturing locations, making our manufacturing capabilities more vulnerable to sudden demands for production. Even if we are able to sufficiently expand our capacity, we may not efficiently manage this expansion which would adversely affect our gross margin and profitability. Any of these results could seriously harm our business.

We Rely on a Relatively Limited Number of Customers for a Large Portion of Our Revenues and Business.

     We receive a significant portion of our revenues in each fiscal period from a relatively limited number of customers. The loss of one or more of these major customers, or a decrease in orders by one or more customers, could adversely affect our revenue, business and reputation. In addition, our customers have in the past sought price concessions from us and may continue to do so in the future, particularly during downturns in the semiconductor market, which could reduce our profitability and gross margins. Our sales to our ten largest customers accounted for approximately 33% of total revenues in fiscal 2002, 37% in fiscal 2001 and 40% in fiscal 2000.

Delays in or Cancellation of Shipments or Customer Acceptance of a Few of Our Large Orders Could Substantially Decrease Our Revenues or Reduce Our Stock Price.

     Historically, a substantial portion of our quarterly and annual revenues came from sales of a small number of large orders. Some of our products have high selling prices compared to our other products. As a result, the timing of when we recognize revenue from one of these large orders can have a significant impact on our total revenues and operating results for a particular period because our sales in that fiscal period could fall significantly below the expectations of financial analysts and investors. This could cause the value of our common stock to fall. Our operating results could be harmed if a small number of large orders are canceled or rescheduled by customers or cannot be filled due to delays in manufacturing, testing, shipping or product acceptance.

We Do Not Have Long-term Contracts With Our Customers and Our Customers May Cease Purchasing Our Products at Any Time.

     We generally do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales. Accordingly:

•	our customers can cease purchasing products at any time without penalty;

•	our customers are free to purchase products from our competitors;

•	we are exposed to competitive price pressure on each order; and

•	our customers are not required to make minimum purchases.

     Sales typically are made pursuant to individual purchase orders and product delivery often occurs with extremely short lead times. If we are unable to fulfill these orders in a timely manner, we could lose sales and customers.

Our Systems Integration Services Business Has Grown Significantly Recently and Poor Execution of Those Services Could Adversely Impact Our Operating Results.

     The number of projects that we are pursuing for our systems integration services business has grown significantly recently. This business consists of integrating combinations of our software and hardware products to provide more comprehensive solutions for our end-user customers. The delivery of these services typically is complex, requiring us to coordinate personnel with varying technical backgrounds in performing substantial amounts of services in accordance with timetables. We are in the early stages of developing this business and we are subject to the risks attendant to entering a business in which we have limited direct experience. In addition, our ability to supply these services and increase our revenues is limited by our ability to retain, hire and train systems integration personnel. We believe that there is significant competition for personnel with the advanced skills and technical knowledge that it needs. Some of our competitors may have greater resources to hire personnel with those skills and knowledge. Our operating margins could be adversely impacted if we do not effectively hire and train additional personnel or deliver systems integration services to our customers on a satisfactory and timely basis consistent within budget.

Our Lengthy Sales Cycle Requires Us to Incur Significant Expenses with No Assurance That We Will Generate Revenue.

     Our tool automation products are generally incorporated into original equipment manufacturer equipment at the design stage. To obtain new business from original equipment manufacturer customers, we must develop products for selection by a potential customer at the design stage. This often requires us to make significant expenditures without any assurance of success. The original equipment manufacturer’s design decisions often precede the generation of volume sales, if any, by a year or more. We cannot guarantee that the equipment manufactured by our original equipment manufacturing customers will be commercially successful. If we or our original equipment manufacturing customers fails to develop and introduce new products successfully and in a timely manner, our business and financial results will suffer.

     We also must complete successfully a costly evaluation and proposal process before we can achieve volume sales of our factory automation hardware and software and systems integration products to customers. These undertakings are major decisions for most prospective customers and typically involve significant capital commitments and lengthy evaluation and approval processes. We cannot guarantee that we will continue to satisfy evaluations by our end-user customers.

Our Operating Results Would Be Harmed if One of Our Key Suppliers Fails to Deliver Components for Our Products.

     We currently obtain many of our components on an as needed, purchase order basis. Generally, we do not have any long-term supply contracts with our vendors and believe many of our vendors have been taking cost containment measures in response to the industry downturn. When demand for semiconductor manufacturing equipment increases, our suppliers face significant challenges in delivering components on a timely basis. Our inability to obtain components in required quantities or of acceptable quality could result in significant delays or reductions in our product shipments. This could create customer dissatisfaction, cause lost revenue and otherwise materially and adversely affect our operating results. Delays on our part could also cause us to incur contractual penalties for late delivery.

As a Result of Our Acquisition of PRI, We Are Becoming Increasingly Dependent on Subcontractors and One or a Few Suppliers for Some Components and Manufacturing Processes.

     For some products, or components or specialized processes that PRI used in its products, PRI depended on subcontractors or had available only one or a few suppliers. For example, its TurboStocker, AeroLoader, AeroTrak and Guardian products each include components and assemblies for which PRI had qualified, or for which there existed, only one supplier or a small number of suppliers. As a result of the acquisition of PRI, we are dependent on these limited suppliers. In general, we do not have long-term agreements with these suppliers, or agreements that obligate them to supply all of our requirements for such components or assemblies. Also, we rely on Shinsung Engineering Co. Ltd. to manufacture its TurboStocker product for delivery in the Asian market and to provide related customer support. We have a Master Engineering Services Agreement with Shinsung, which provides the general terms and conditions under which we may from time to time request that Shinsung perform engineering projects for us. The scope of each project and the related price and other terms are defined in separate statements of work to be agreed upon by us and Shinsung. The agreement provides that all intellectual property created by Shinsung in the course of any such project will belong to us. We also have a Master Manufacturing Services Agreement with Shinsung, which provides the general terms and conditions under which we may from time to time request that Shinsung manufacture products for us. The specifications for any products to be manufactured, and related price and other terms, are to be defined in one or more separate purchase orders to be issued by us to Shinsung. These agreements with Shinsung are non-exclusive, contain customary provisions entitling either party to terminate the agreement in the event of a material breach of the agreement by, or the insolvency of, the other party, and also may be terminated by us at any time for our convenience. The agreements both expire in October 2004.

     Our reliance on subcontractors gives us less control over the manufacturing process and exposes us to significant risks, especially inadequate capacity, late delivery, substandard quality and high costs. We intend to outsource additional aspects of our manufacturing operations to subcontractors and suppliers. We could experience disruption in obtaining products or needed components and may be unable to develop alternatives in a timely manner. If we are unable to obtain adequate deliveries of products or components for an extended period of time, we may have to pay more for inventory, parts and other supplies, seek alternative sources of supply or delay shipping products to our customers. These outcomes could damage our relationships with our customers. Any such increased costs, delays in shipping or damage to customer relationships could seriously harm our business.

     Our dependence on third-party suppliers could harm our ability to negotiate the terms of our future business relationships with these parties, and we may be unable to replace any of them on terms favorable to us. In addition, outsourcing our manufacturing to third parties may require us to share our proprietary information with these suppliers. Although we enter into confidentiality agreements with these third parties, these agreements may not adequately protect our proprietary information.

We May Experience Delays and Technical Difficulties in New Product Introductions and Manufacturing, Which Can Adversely Affect Our Revenues, Gross Margins and Net Income.

     Because our systems are complex, there can be a significant lag between the time it introduces a system and the time it begins to produce that system in volume. As technology in the semiconductor industry becomes more sophisticated, we are finding it increasingly difficult to design and integrate complex technologies into our systems, to procure adequate supplies of specialized components, to train our technical and manufacturing personnel and to make timely transitions to high-volume manufacturing. Many customers also require customized systems, which compound these difficulties. We sometimes incur substantial unanticipated costs to ensure that our new products function properly and reliably early in their life cycle. These costs could include greater than expected installation and support costs or increased materials costs as a result of expedited changes. We may not be able to pass these costs on to our customers. In addition, we have experienced, and may continue to experience, difficulties in both low and high volume manufacturing. Any of these results could seriously harm our business.

     For example, beginning late in the third quarter of fiscal 2000, PRI encountered manufacturing and supply chain problems relating to its TurboStocker product, which PRI had planned to begin manufacturing in high volume in response to increased customer demand at that time. These problems delayed shipments and customer acceptance, which caused PRI’s revenues for fiscal 2000 and 2001 to be lower than expected and also contributed to its net losses for these periods. From the time PRI discovered these problems through the end of fiscal 2001, PRI incurred expenditures of $15.4 million to address these problems, consisting of approximately $3.4 million for associated engineering costs, $5.7 million of additional warranty costs, and $6.3 million to repair or retrofit TurboStockers already installed in the field where necessary. These costs also contributed to PRI’s losses for these periods. Of these costs, the $6.3 million reserve for repairs and retrofits was recorded as a special charge in the fourth quarter of PRI’s fiscal year 2001. The balance of the costs were recorded in PRI’s results of operations during the period beginning with the fourth quarter of its fiscal year 2000 and ending with the last quarter of its fiscal year 2001. PRI also consolidated its TurboStocker manufacturing operations into a single location, upgraded its enterprise resource planning system and outsourced additional manufacturing of components and subassemblies. PRI’s and our efforts to date may be insufficient to resolve the manufacturing problems with the TurboStocker, and we may encounter similar difficulties and delays in the future.

     Moreover, on occasion we have failed to meet our customers’ delivery or performance criteria, and as a result we have deferred revenue recognition, incurred late delivery penalties and had higher warranty and service costs. These failures could continue and could also cause us to lose business from those customers and suffer long-term damage to our reputation.

We May Have Difficulty Managing Operations.

     In September and December 2002, we announced restructuring programs to further reduce our cost structure. The restructuring programs will include, among other things, a reduction in force of approximately 700 employees, abandonment of certain product lines and information technology projects and the consolidation of certain facilities. We had also announced a restructuring program in September 2001. Due in large part to the prolonged downturn in the semiconductor industry, this program was not successful in achieving its aim of aligning our operating costs with our expected revenues. We cannot guarantee that our more recently announced restructuring programs will be successful. The reduction in force could result in a temporary reduction in productivity by our employees. In addition, our future operating results will depend on the success of this restructuring program as well as on our overall ability to manage operations, which includes, among other things:

•	Retaining and hiring, as required, the appropriate number of qualified employees;

•	Enhancing and expanding, as appropriate, our infrastructure, including but not limited to, our information systems and management team;

•	Accurately forecasting revenues;

•	Managing inventory levels to minimize excess and obsolete inventory;

•	Controlling expenses;

•	Managing our manufacturing capacity, real estate facilities and other assets; and

•	Executing our plans.

     An unexpected further decline in revenues without a corresponding and timely reduction in expenses or a failure to manage other aspects of our operations could have a further material adverse effect on our business, results of operations or financial condition.

We May Be Unable to Retain Necessary Personnel Because of Intense Competition for Highly Skilled Personnel.

     We need to retain a substantial number of employees with technical backgrounds for both our hardware and our software engineering, manufacturing, sales and support staffs. The market for these employees is very competitive, and we have occasionally experienced delays in hiring qualified personnel. Due to the cyclical nature of the demand for our products and the current prolonged downturn in the semiconductor market, we recently reduced our workforce on several occasions as a cost reduction measure. If the semiconductor market experiences an upturn, we may need to rebuild our workforce. Due to the competitive nature of the labor markets in which we operate, this type of employment cycle increases the risk of being unable to retain and recruit key personnel. Our inability to recruit, retain and train adequate numbers of qualified personnel on a timely basis could adversely affect our ability to develop, manufacture, install and support our products and may result in lost revenue and market share if customers seek alternative solutions.

Our International Business Operations Expose Us to a Number of Difficulties in Coordinating Our Activities Abroad and in Dealing With Multiple Regulatory Environments.

     Sales to customers outside North America accounted for approximately 48% of our total revenues, excluding PRI’s revenues, in fiscal 2002, 50% in fiscal 2001 and 48% in fiscal 2000. We anticipate that international sales will continue to account for a significant portion of our revenues. Many of our vendors are located in foreign countries. As a result of our international business operations, we are subject to various risks, including:

•	difficulties in staffing and managing operations in multiple locations in many countries;

•	difficulties in managing distributors, representatives and third party systems integrators;

•	challenges presented by collecting trade accounts receivable in foreign jurisdictions;

•	longer sales-cycles;

•	possible adverse tax consequences;

•	fewer legal protections for intellectual property;

•	governmental currency controls and restrictions on repatriation of earnings;

•	changes in various regulatory requirements;

•	political and economic changes and disruptions; and

•	export/import controls and tariff regulations.

     To support our international customers, we maintain locations in several countries, including Belgium, Canada, China, France, Germany, Japan, Malaysia, Singapore, South Korea, Switzerland, Taiwan and the United Kingdom. We cannot guarantee that we will be able to manage these operations effectively. Also, we cannot guarantee that our investment in these international operations will enable us to compete successfully in international markets or to meet the service and support needs of our customers, some of whom are located in countries where we have no infrastructure.

     Although our international sales are primarily denominated in U.S. dollars, changes in currency exchange rates can make it more difficult for us to compete with foreign manufacturers on price. If our international sales increase relative to our total revenues, these factors could have a more pronounced effect on our operating results.

     In Taiwan, our business could be impacted by the political, economic and military conditions in that country. China does not recognize Taiwan’s independence and the two countries are continuously engaged in political disputes. Both countries have continued to conduct military exercises in or near the others territorial waters and airspace. These disputes may continue or escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. The political instability in Taiwan could result in the creation of political or other non-economic barriers to us being able to sell our products or create local economic conditions that reduce demand for our products among our target markets.

     In both Taiwan and Japan, our customers are subject to risk of natural disasters, which, if they were to occur, could harm our revenue. Semiconductor fabrication facilities have in the past experienced major reductions in foundry capacity due to earthquakes in Taiwan and Japan. For example, in 1999, Taiwan experienced several earthquakes which impacted foundries due to power outages, physical damage and employee dislocation. Our business could suffer if a major customer’s manufacturing capacity was adversely affected by a natural disaster such as an earthquake, fire, tornado or flood.

     The political stability of Asia may be negatively affected by North Korea’s renewed efforts to produce nuclear weapons. This political instability could result in economic instability in the region, particularly in South Korea. Any kind of economic instability in South Korea, Taiwan and Japan or other parts of Asia where we do business could have a severe negative impact on our operating results due to the large concentration of our sales activities in this region.

We Must Continually Improve Our Technology to Remain Competitive.

     Technology changes rapidly in the semiconductor, data storage and flat panel display manufacturing industries. We believe our success depends in part upon our ability to enhance our existing products and to develop and market new products to meet customer needs, even in industry downturns. For example, as the semiconductor industry transitions from 200mm manufacturing technology to 300mm technology, we believe it is important to our future success to develop and sell new products that are compatible with 300mm technology. If our competitors introduce new technologies or new products, our sales could decline and our existing products could lose market acceptance. We cannot guarantee that we will identify and adjust to changing market conditions or succeed in introducing commercially rewarding products or product enhancements. The success of our product development and introduction depends on a number of factors, including:

•	accurately identifying and defining new market opportunities and products;

•	completing and introducing new product designs in a timely manner;

•	market acceptance of our products and our customers’ products;

•	timely and efficient software development, testing and process;

•	timely and efficient implementation of manufacturing and assembly processes;

•	product performance in the field;

•	development of a comprehensive, integrated product strategy; and

•	efficient implementation and installation and technical support services.

     Because we must commit resources to product development well in advance of sales, our product development decisions must anticipate technological advances by leading semiconductor manufacturers. We may not succeed in that effort. Our inability to select, develop, manufacture and market new products or enhance our existing products could cause us to lose our competitive position and could seriously harm our business.

We Face Significant Competition Which Could Result in Decreased Demand for Our Products or Services.

     The markets for our products are intensely competitive. We may be unable to compete successfully.

     We believe the primary competitive factors in the equipment automation segment are throughput, reliability, contamination control, accuracy and price/performance. We believe that our primary competition in the equipment automation market is from integrated original equipment manufacturers that satisfy their semiconductor and flat panel display handling needs internally rather than by purchasing systems or modules from an independent supplier like us. Many of these original equipment manufacturers have substantially greater resources than we do. Applied Materials, Inc., the leading process equipment original equipment manufacturer, develops and manufactures its own central wafer handling systems and modules. We may not be successful in selling our products to original equipment manufacturers that internally satisfy their wafer or substrate handling needs, regardless of the performance or the price of our products. Moreover, integrated original equipment manufacturers may begin to commercialize their handling capabilities and become our competitors.

     We believe that the primary competitive factors for factory interface products in the factory automation hardware segment are technical and technological capabilities, reliability, price/performance, ease of integration and global sales and support capability. In this market, we compete directly with Asyst, Rorze, Fortrend, Newport, TDK, Yasakawa and Hirata. Some of these competitors have substantial financial resources and extensive engineering, manufacturing and marketing capabilities. Our automated material handling systems division in the factory automation hardware segment competes with Daifuku, Murata Machiner, the Asyst-Shinko Electric joint venture and a number of other smaller foreign and domestic manufacturers of automated machinery used in semiconductor fabrication facilities. The primary competitive factors in this market are quality, robustness and performance, price, ease of integration, vendor reputation, financial stability, support and on-time delivery.

     We believe that the primary competitive factors in the end-user semiconductor manufacturer market for factory automation software are product functionality, price/performance, ease of use, ease of integration and installation, hardware and software platform compatibility, costs to support and maintain, vendor reputation and financial stability. The relative importance of these competitive factors may change over time. We directly compete in this market with various competitors, including Applied Materials-Consilium, IBM, Si-view, HP/Compaq, TRW, Camstar and numerous small, independent software companies. We also compete with the in-house software staffs of semiconductor manufacturers like NEC, Texas Instruments and Intel. Most of those manufacturers have substantially greater resources than we do.

     It is a normal incident of the purchasing process of most of our existing and potential customers to actively evaluate the product and service offerings of our competitors. In some cases that process involves utilizing the products of competitors on a trial basis at the customer’s site. This is done to allow those customers to identify the product and service offerings that they judge to be of the highest quality and most suited to their needs. Customers also engage in such practices as part of a program to avoid dependence on sole-source suppliers for certain of their needs. The existence of such practices can make it more difficult for us to gain new customers and to win repeat business from existing customers.

     New products developed by our competitors or more efficient production of their products could increase pricing pressure on our products. In addition, companies in the semiconductor capital equipment industry have been facing pressure to reduce costs. Either of these factors may require us to make significant price reductions to avoid losing orders. Further, our current and prospective customers continuously exert pressure on us to lower prices, shorten delivery times and improve the capabilities of our products. Failure to respond adequately to such pressures could result in a loss of customers or orders.

Much of Our Success and Value Lies in Our Ownership and Use of Intellectual Property, and Our Failure to Protect that Property Could Adversely Affect Our Future Operations.

     Our ability to compete is heavily affected by our ability to protect our intellectual property. We rely primarily on trade secret laws, confidentiality procedures, patents, copyrights, trademarks and licensing arrangements to protect our intellectual property. The steps that we have taken to protect our technology may be inadequate. Existing trade secret, trademark and copyright laws offer only limited protection. Our patents could be invalidated or circumvented. The laws of certain foreign countries in which our products are or may be developed, manufactured or sold may not fully protect our products. This may make the possibility of piracy of our technology and products more likely. We cannot guarantee that the steps we have taken to protect our intellectual property will be adequate to prevent misappropriation of our technology. Other companies could independently develop similar or superior technology without violating our proprietary rights. There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. We may engage in litigation to:

•	enforce our patents;

•	protect our trade secrets or know-how;

•	defend ourself against claims alleging it infringes the rights of others; or

•	determine the scope and validity of the patents or intellectual property rights of others.

     Any litigation could result in substantial cost to us and divert the attention of our management, which could harm our operating results and our future operations.

Our Operations Could Infringe on the Intellectual Property Rights of Others.

     Particular aspects of our technology could be found to infringe on the intellectual property rights or patents of others. Other companies may hold or obtain patents on inventions or may otherwise claim proprietary rights to technology necessary to our business. We cannot predict the extent to which we may be required to seek licenses or alter our products so that they no longer infringe the rights of others. We cannot guarantee that the terms of any licenses that we may be required to seek will be reasonable. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical or could detract from the value of our products. A party making a claim of infringement could secure a judgment against us that requires it to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Any claim of infringement by a third party also could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract the attention of our management. Any of these events could seriously harm our business.

Our Business May Be Harmed by Infringement Claims of General Signal or Applied Materials.

     We received notice from General Signal Corporation (“General Signal”) alleging certain of our tool automation products that we sell to semiconductor process tool manufacturers infringed General Signal’s patent rights. The notification advised us that General Signal was attempting to enforce its rights to those patents in litigation against Applied Materials, and that, at the conclusion of that litigation, General Signal intended to enforce its rights against us and others. According to a press release issued by Applied Materials in November 1997, Applied Materials settled its litigation with General Signal by acquiring ownership of five General Signal patents. Although not verified by us, these five patents would appear to be the patents referred to by General Signal in its prior notice to us. Applied Materials has not contacted us regarding these patents. We cannot guarantee that we would prevail in any litigation by Applied Materials seeking damages or expenses from it or to enjoin it from selling its products on the basis of the alleged patent infringement, or that a license for any of the alleged infringed patents will be available to us on reasonable terms, if at all. A substantial portion of our revenues for fiscal 2001 derived from the products that are alleged to infringe.

Our Business May Be Harmed by Infringement Claims of Asyst Technologies, Inc.

     We acquired certain assets, including a transport system known as IridNet, from the Infab division of Jenoptik AG on September 30, 1999. Asyst Technologies, Inc. (“Asyst”) had previously filed suit against Jenoptik AG and other defendants, claiming that products of the defendants, including IridNet, infringe Asyst’s patents. This ongoing litigation may ultimately affect certain products sold by us. We received notice that Asyst may amend its complaint to name us as an additional defendant. Based on our investigation of Asyst’s allegations, we do not believe we are infringing any claims of Asyst’s patents. We intend to continue to support Jenoptik to argue vigorously, among other things, the position that the IridNet system does not infringe the Asyst patents. If Asyst prevails in prosecuting its case, Asyst may seek to prohibit us from developing, marketing and using the IridNet product without a license. Because patent litigation can be extremely expensive, time-consuming, and its outcome uncertain, we may seek to obtain licenses to the disputed patents. We cannot guarantee that licenses will be available to us on reasonable terms, if at all. If a license from Asyst is not available, we could be forced to incur substantial costs to reengineer the IridNet system, which could diminish its value. In any case, we may face litigation with Asyst. Such litigation could be costly and would divert our management’s attention and resources. In addition, even though sales of IridNet comprise a small percentage of our revenues, if we do not prevail in such litigation, we could be forced to pay significant damages or amounts in settlement. Jenoptik has agreed to indemnify us for losses that we may incur in this action.

     In addition, Asyst made assertions in approximately 1995 that certain technology employed in products manufactured and sold by Hermos Informatik GmbH infringed one or more of Asyst’s patents. We acquired Hermos in July 2002. (See Item 7, “Acquisitions”.) To date Asyst has taken no steps to assert or enforce any such rights against us and, to our knowledge, Asyst never commenced enforcement proceedings against Hermos prior to our acquisition of Hermos. Should Asyst seek to pursue any such claims against Hermos or us, we would be subject to all of the business and litigation risks identified in the preceding paragraph.

Our Software Products May Contain Errors or Defects That Could Result in Lost Revenue, Delayed or Limited Market Acceptance or Product Liability Claims with Substantial Litigation Costs.

     Complex software products like ours can contain errors or defects, particularly when we first introduce new products or when it releases new versions or enhancements. Any defects or errors could result in lost revenue or a delay in market acceptance, which would seriously harm our business and operating results. We have occasionally discovered software errors in our new software products and new releases after their introduction, and we expect that this will continue. Despite internal testing and testing by current and potential customers, our current and future products may contain serious defects.

     Because many of our customers use their products for business-critical applications, any errors, defects or other performance problems could result in financial or other damage to our customers and could significantly impair their operations. Our customers could seek to recover damages from us for losses related to any of these issues. A product liability claim brought against us, even if not successful, would likely be time-consuming and costly to defend and could adversely affect our marketing efforts.

Risk Factors Relating to Our Common Stock

     Our Operating Results Fluctuate Significantly, Which Could Negatively Impact Our Business and Our Stock Price.

     Our revenues, margins and other operating results can fluctuate significantly from quarter to quarter depending upon a variety of factors, including:

•	the level of demand for semiconductors in general;

•	cycles in the market for semiconductor manufacturing equipment and automation software;

•	the timing, rescheduling, cancellation and size of orders from our customer base;

•	our ability to manufacture, test and deliver products in a timely and cost-effective manner;

•	our success in winning competitions for orders;

•	the timing of our new product announcements and releases and those of our competitors;

•	the mix of products it sells;

•	the timing of any acquisitions and related costs;

•	competitive pricing pressures; and

•	the level of automation required in fab extensions, upgrades and new facilities.

     A portion of our revenues from the factory automation software business depends on achieving project milestones. As a result, our revenue from the factory automation software business is subject to fluctuations depending upon a number of factors, including our ability to achieve project milestones on a timely basis, if at all, as well as the timing and size of projects.

Our Stock Price is Volatile.

     The market price of our common stock has fluctuated widely. For example, between April 4, 2001 and April 30, 2001, the closing price of our common stock rose from approximately $35.45 to $62.61 per share and between August 28, 2001 and September 28, 2001, the price of our common stock dropped from approximately $48.15 to $26.59 per share. Consequently, the current market price of our common stock may not be indicative of future market prices, and we may be unable to sustain or increase the value of an investment in our common stock. Factors affecting our stock price may include:

•	variations in operating results from quarter to quarter;

•	changes in earnings estimates by analysts or our failure to meet analysts’ expectations;

•	changes in the market price per share of our public company customers;

•	market conditions in the industry;

•	general economic conditions;

•	low trading volume of our common stock; and

•	the number of firms making a market in our common stock.

     In addition, the stock market has recently experienced extreme price and volume fluctuations. These fluctuations have particularly affected the market prices of the securities of high technology companies like ours. These market fluctuations could adversely affect the market price of our common stock.

Provisions of Our Certificate of Incorporation, Bylaws, Contracts and 4.75% Convertible Subordinated Notes Due 2008 May Discourage Takeover Offers and May Limit the Price Investors Would Be Willing to Pay For Our Common Stock.

     Our certificate of incorporation and bylaws contain provisions that may make an acquisition of us more difficult and discourage changes in our management. These provisions could limit the price that investors might be willing to pay for shares of our common stock. In addition, we have adopted a shareholder rights plan. In many potential takeover situations, rights issued under the plan become exercisable to purchase our common stock at a price substantially discounted from the then applicable market price of our common stock. Because of its possible dilutive effect to a potential acquirer, the rights plan would generally discourage third parties from proposing a merger with or initiating a tender offer for us that is not approved by our board of directors. Accordingly, the rights plan could have an adverse impact on our stockholders who might want to vote in favor of a merger or participate in a tender offer. In addition, we may issue shares of preferred stock upon terms the board of directors deems appropriate without stockholder approval. Our ability to issue preferred stock in such a manner could enable our board of directors to prevent changes in our management or control. Finally, upon a change of control of us, we may be required to repurchase convertible subordinated notes at a price equal to 100% of the principal outstanding amount thereof, plus accrued and unpaid interest, if any, to the date of the repurchase. Such a repurchase of the notes would represent a substantial cash outflow; accordingly, the repayment of the notes upon a change of control could discourage third parties from proposing a merger with, initiating a tender offer for or otherwise attempting to gain control of us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes and incorporates by reference “forward-looking statements"' within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 with respect to our financial condition, results of operations, plans, objectives, future performance and business, which are usually identified by the use of words such as “will,” “may,”’ “anticipates,” “believes,” “estimates,” “expects,” “projects,” “plans,” “predicts,” “continues,” “intends,” “should,” “would,” or similar expressions. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of complying with these safe harbor provisions.

     These forward-looking statements reflect our current views and expectations about our plans, strategies and prospects, which are based on the information currently available and on current assumptions.

     We cannot give any guarantee that these plans, intentions or expectations will be achieved. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those factors described in the “Risk Factors” section beginning on page 4 of this prospectus. Listed below and discussed elsewhere in this prospectus are some important risks, uncertainties and contingencies that could cause our actual results, performances or achievements to be materially different from the forward-looking statements included or incorporated by reference in this prospectus. These risks, uncertainties and contingencies include, but are not limited to, the following:

•	market acceptance of new products;

•	competition in the industry;

•	the ability to satisfy demand for our products;

•	exchange rate fluctuations;

•	the availability of debt and equity financing;

•	the development of new competitive technologies;

•	the availability of key components for our products;

•	future acquisitions;

•	the availability of qualified personnel;

•	international, national, regional and local economic and political changes;

•	general economic conditions; and

•	trends affecting the semiconductor industry, our financial conditions or results of operations.

     You should read this prospectus and the documents that we incorporate by reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of our common stock by the selling stockholders.

SELLING STOCKHOLDER

     The selling stockholders are the former stockholders of MicroTool, Inc. The selling stockholders obtained their shares of our common stock from us in exchange for all of the outstanding capital stock of MicroTool, Inc. on October 9, 2002. We issued the shares to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act of 1933. Under the terms of the agreement and plan of merger by and among MicroTool, us and our wholly-owned subsidiary, we agreed to register the shares of our common stock acquired by the selling stockholders in the transaction. Under the terms of that agreement, we agreed to file such registration statement and use commercially reasonable efforts to cause such registration statement to become effective and remain continuously effective until the earlier of (1) two years from the closing date or (2) the date the selling stockholders could sell all such shares in a single day pursuant to Rule 144 of the Securities Act of 1933.

     Registration by the selling stockholders does not necessarily mean that the selling stockholders will sell any or all of their shares.

     The information with regard to the selling stockholders in the table below is based upon information provided to us by the selling stockholders as of January      , 2003. The shares listed below represent the shares that each selling stockholder currently beneficially owns and the number of shares such selling stockholder indicated it plans to offer.

     The shares of common stock offered by this prospectus may be offered from time to time by the selling stockholders named below:

	Shares Beneficially Owned		Shares Beneficially Owned
	and Ownership Percentage	Number of Shares	and Ownership Percentage
Selling Stockholder	Prior to Offering (1)	Being Offered	after Offering

Gordon Beckhart	65,689*	65,689	0 (0%)
Patrick Conarro	65,689*	65,689	0 (0%)
Michael Krause	8,422*	8,422	0 (0%)
Sara Pruett	276*	276	0 (0%)
Kevin Harrell	6,316*	6,316	0 (0%)
James Glynn	6,316*	6,316	0 (0%)
Kamran Sadri	6,316*	6,316	0 (0%)
Patrick Fisher	1,895*	1,895	0 (0%)
Arthur Gregory	1,842*	1,842	0 (0%)
John Jenkins	632*	632	0 (0%)
Charles Huff	316*	316	0 (0%)
Matthew Brown	1,011*	1,011	0 (0%)
Tillman Turley	632*	632	0 (0%)
Gordon Beckhart, Sr.	3,790*	3,790	0 (0%)
Alec Conarro	1,895*	1,895	0 (0%)
Mary Conarro	1,895*	1,895	0 (0%)
Timothy Conarro	3,790*	3,790	0 (0%)
Gary Gallagher	1,895*	1,895	0 (0%)
Mark Shaneck	1,895*	1,895	0 (0%)
Leslie Castle Myers	3,790*	3,790	0 (0%)
James Pelusi	34,585*	5,700	28,885*
Any future transferee, pledge, donee or successor of the selling stockholder (2)

*	Less than 1%

(1)	Includes the following number of shares:

•	an aggregate of 20,000 shares that may be issued pro rata to the selling stockholders as an adjustment to the purchase price in accordance with the formula contained in the agreement and plan of merger;

•	an aggregate of 47,500 shares (held pro rata by the selling stockholders) that may not be transferred until October 9, 2003 because of an agreement with us; of these shares 17,500 shares are included in the 20,000 shares that may be issued as described above; and

•	an aggregate of 47,500 shares (held pro rata by the selling stockholders) that may not be transferred until October 9, 2004 because of an agreement with us; of these shares, 45,000 shares are held in escrow to satisfy indemnification claims we may make in connection with our acquisition of all of the outstanding capital stock of MicroTool, and 2,500 shares are included in the 20,000 shares that may be issued as described above.

(2)	Information about other selling stockholders will be set forth in prospectus supplements, if required.

PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling stockholders. Each selling stockholder includes its respective pledgees, donees, distributees, transferees or other successors-in-interest selling shares received from such selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus. A supplement to this prospectus may be filed naming that successor-in-interest prior to consummating a sale hereunder. The selling stockholders may offer their shares of our common stock at various times in one or more of the following transactions:

•	on one or more exchange;

•	in the over the counter market;

•	in private transactions other than an exchange or in the over-the-counter market;

•	by pledge to secure debts and other obligations;

•	in connection with the writing of non-traded and exchange-traded call options,

•	in hedge transactions and in settlement of other transactions or over the counter options; or

•	in a combination of any of the above transactions.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated or fixed prices.

     The selling stockholders may use broker-dealers to sell their shares. The selling stockholders may pay broker-dealers compensation in the form of commissions, discounts or concessions in amounts to be negotiated in connection with the sales. These broker-dealers and any other participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales and any such commissions, discount or concession may be deemed to be underwriting discounts or commissions under the Act. If a selling stockholder was deemed an underwriter, such selling stockholder might be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     We have agreed to bear certain expenses of registration of the common stock under the federal and state securities laws. These expenses include registration and qualification fees, legal fees and expenses, and auditing and accounting expenses. The selling stockholders have agreed to bear their own counsel fees or any brokers’ commissions or underwriting discounts incurred in connection with the registration of its shares. The selling stockholders may agree to indemnify any broker-dealer, agent or other person that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act.

     The selling stockholders also may resell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, rather than pursuant to this prospectus provided they meet the criteria and conform to the requirements of that Rule.

     There can be no assurance that the selling stockholders will sell any or all of their shares of our common stock offered hereunder.

     The selling stockholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any common stock by selling stockholder and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

     Pursuant to the agreement relating to our acquisition of all of the outstanding capital stock of MicroTool, Inc., we and each selling stockholder who acquired shares of our common stock pursuant to such agreement will be indemnified by each other against certain liabilities, including certain liabilities under the Securities Act.

LEGAL MATTERS

     The validity of the shares of common stock to be sold in this offering will be passed upon for us by Brown Rudnick Berlack Israels LLP, Boston, Massachusetts.

EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The audited financial statements of PRI Automation, Inc., incorporated in this prospectus by reference to Brooks-PRI Automation, Inc.’s Current Report on Form 8-K/A filed August 28, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms at 450 Fifth Street, NW, Washington, D.C., and in New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to common stock offered in connection with this prospectus. This prospectus does not contain all of the information set forth in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, you should refer to the copy of such contract or document filed as an exhibit to or incorporated by reference in the registration statement. Each statement as to the contents of such contract or document is qualified in all respects by such reference. You may obtain copies of the registration statement from the SEC’s principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, or you may examine the registration statement without charge at the offices of the SEC described above.

     The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until each selling stockholder sells all of its Brooks common stock:

•	Annual Report on Form 10-K for the year ended September 30, 2002;

•	Current Report on Form 8-K/A filed on August 28, 2002;

•	Current Report on Form 8-K filed January 24, 2003;

•	The description of our common stock that is contained in our Registration Statement on Form 8-A filed on January 27, 1995;

•	The description of our preferred share rights that is contained in our Registration Statement on Form 8-A filed on August 7, 1997; and

•	The description of our preferred share rights that is contained in our Registration Statement on Form 8-A/A filed on June 4, 2002.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Brooks-PRI Automation, Inc.
15 Elizabeth Drive
Chelmsford, Massachusetts 01824
Attention: Investor Relations
(978) 262-5799

     You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Fee	$198.75
Printing Expenses	$10,000.00*
Accounting Fees and Expenses	$10,000.00*
Legal Fees and Expenses	$15,000.00*
Miscellaneous	$4,801.25*

TOTAL	$50,000.00

*	Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 9 of the Registrant’s Certificate of Incorporation eliminates the personal liability of directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty to the extent permitted by the Delaware General Corporation Law. Article VII of the Registrant’s Bylaws provides that the Registrant shall indemnify its officers and directors to the extent permitted by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify directors, officers, employees or agents of the corporation if such party acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful, as determined in accordance with the Delaware General Corporation Law. Section 145 further provides that indemnification shall be provided with respect to reimbursement of expenses incurred in defending any action, suit or proceeding if the party in question is successful on the merits or otherwise. The Registrant has also entered into indemnification agreements with each of its directors. The indemnification agreements are intended to provide the maximum protection permitted by Delaware law with respect to indemnification of directors. Brooks may also enter into similar agreements with certain of its officers who are not also directors. The effect of these provisions is to permit indemnification by the Registrant for liabilities arising under the Securities Act of 1933, as amended. The Registrant also maintains directors and officers liability insurance.

ITEM 16. EXHIBITS

Exhibit
Number	Title	Reference

2.01	Agreement and Plan of Merger dated September 21, 1998 relating to the combination of FASTech Integration, Inc. with the Company.	A**

2.02	Stock for Cash Purchase Agreement dated March 31, 1999 relating to the acquisition of Hanyon Tech. Co., Ltd. by the Company.	B**

2.03	Assets for Cash Purchase Agreement dated June 23, 1999 relating to the acquisition of substantially all the assets of Domain Manufacturing Corporation and its Subsidiary Domain Manufacturing SARL by the Company.	C**

2.04	Agreement and Plan of Merger dated July 7, 1999 relating to the combination of Smart Machines Inc. with the Company.	D**

2.05	Master Purchase Agreement dated September 9, 1999 relating to the acquisition of substantially all of the assets of the Infab Division of Jenoptik by the Company.	E**

2.06	Agreement and Plan of Merger dated January 6, 2000 relating to the combination of AutoSimulations, Inc. and Auto-Soft Corporation with the Company.	F**

2.07	Interests for Stock Purchase Agreement dated May 5, 2000 relating to the acquisition of Irvine Optical Company LLC by the Company, as amended.	G**

2.08	Stock Purchase Agreement dated as of February 16, 2001 relating to the acquisition of SEMY Engineering, Inc. by the Company.	H**

Exhibit
Number	Title	Reference

2.09	Asset Purchase Agreement dated June 26, 2001 relating to the acquisition of assets of the e-diagnostic infrastructure of KLA-Tencor Corporation and its subsidiary KLA-Tencor Technologies Corporation.	I**

2.10	Agreement and Plan of Merger dated June 27, 2001 relating to the combination of Progressive Technologies Inc. with the Company.	J**

2.11	Asset Purchase Agreement dated October 5, 2001 relating to the acquisition of substantially all of the assets of General Precision, Inc. and GPI-Mostek, Inc. by the Company.	K**

2.12	Share Purchase Agreement dated October 9, 2001 relating to the acquisition of Tec-Sem AG by the Company.	L**

2.13	Amended and Restated Agreement and Plan of Merger relating to the acquisition of PRI Automation, Inc. by the Company.	M**

2.14	Combination Agreement dated as of November 24, 1998 between PRI Automation, Inc., 1325949 Ontario Inc. and Promis Systems Corporation Ltd.	N**

2.15	Share Sale-, Purchase- and Transfer Agreement dated July 3, 2002 relating to the acquisition of Hermos Informatik GmbH.	O**

4.01	Specimen Certificate for shares of the Company’s common stock	P**

4.02	Description of Capital Stock (contained in the Certificate of Incorporation of the Company)	Q**

4.03	Rights Agreement dated July 23, 1997.	R**

4.04	Amendment No. 1 to Rights Agreement between the Company and Bank Boston, N.A. as Rights Agent	S**

4.05	Registration Rights Agreement dated January 6, 2000.	S**

4.06	Shareholder Agreement dated January 6, 2000 by and among the Company, Daifuku America Corporation and Daifuku Co., Ltd. relating to the acquisition of the businesses of Auto-Soft Corporation and AutoSimulations, Inc. from Daifuku America Corporation by the Company.	F**

4.07	Stockholder Agreement dated September 30, 1999 by and among the Company, Jenoptik AG, M+W Zander Holding GmbH and Robert J. Therrien relating to the acquisition of substantially all of the assets of the Infab Division of Jenoptik AG by the Company.	E**

4.08	Indenture dated as of May 23, 2001 between the Company and State Street Bank and Trust Company (as Trustee).	T**

4.09	Registration Rights Agreement dated May 23, 2001 among the Company and Credit Suisse First Boston Corporation and SG Cowen Securities Corporation (as representatives of several purchasers).	T**

4.10	Form of 4.75% Convertible Subordinated Note of the Company in the principal amount of $175,000,000 dated as of May 23, 2001.	T**

4.11	Stock Purchase Agreement dated June 20, 2001 relating to the acquisition of CCS Technology, Inc. by the Company.	U**

4.12	Asset Purchase Agreement dated February 15, 2002 relating to the Agreement dated February 15, 2002 relating to the acquisition of substantially all of the assets of Intelligent Automation Systems, Inc. and IAS Products, Inc. by the Company.	V**

4.13	Amendment No. 2 to Rights Agreement between the Company and EquiServe Trust Company, N.A., as Rights Agent.	W**

4.14	Asset Purchase Agreement by and among Brooks Automation, Inc., NexStar Corporation and Zygo Corporation dated December 13, 2001.	X**

4.15	Agreement and Plan of Merger dated September 20, 2002 among the Company, MTI Acquisitions Corp. and MicroTool, Inc.	Y**

5.01	Opinion of Brown Rudnick Berlack Israels LLP	Filed herewith

23.01	Consent of Brown Rudnick Berlack Israels LLP (contained in Exhibit 5.01)	Filed herewith

23.02	Consent of PricewaterhouseCoopers LLP (Independent accountants for the Company)	Filed herewith

23.03	Consent of PricewaterhouseCoopers LLP (Independent accountants for the Company)	Filed herewith

24.01	Power of Attorney (included on signature page of this registration statement)	Filed herewith

A	Incorporated by reference to the Company’s registration statement on Form S-4 (Registration No. 333-64037) filed on September 23, 1998.

B	Incorporated by reference to the Company’s current report on Form 8-K filed on May 6, 1999.

C	Incorporated by reference to the Company’s current report on Form 8-K filed on July 14, 1999.

D	Incorporated by reference to the Company’s current report on Form 8-K filed on September 15, 1999, and amended on September 29, 2000.

E	Incorporated by reference to the Company’s current report on Form 8-K filed on October 15, 1999.

F	Incorporated by reference to the Company’s current report on Form 8-K filed on January 19, 2000 and amended on February 14, 2000.

G	Incorporated by reference to the Company’s registration statement on Form S-3 (Registration No. 333-42620) filed on July 31, 2000.

H	Incorporated by reference to the Company’s current report on Form 8-K filed on March 1, 2001.

I	Incorporated by reference to the Company’s current report on Form 8-K filed on July 9, 2001.

J	Incorporated by reference to the Company’s current report on Form 8-K filed on July 24, 2001.

K	Incorporated by reference to the Company’s current report on Form 8-K filed on October 19, 2001 as amended on April 4, 2002.

L	Incorporated by reference to the Company’s current report on Form 8-K filed on October 22, 2001.

M	Incorporated by reference to the Company’s registration statement on Form S-4 (Registration No. 333-75490, filed on April 4, 2002.

N	Incorporated by reference to PRI Automation, Inc.’s registration statement on Form S-3 (Registration No. 333-69721) filed on December 24, 1998.

O	Incorporated by reference to Company’s current reports on Form 8-K filed on July 30, 2002.

P	Incorporated by reference to the Company’s registration statement on Form S-3 (Registration No. 333-88320) filed May 15, 2002.

Q	Incorporated by reference to the Company’s quarterly report on Form 10-Q filed on May 15, 2000 for the quarterly period ended March 31, 2000.

R	Incorporated by reference to the Company’s current report on Form 8-K filed on August 7, 1997.

S	Incorporated by reference to the Company’s registration statement on Form 10-K filed for the annual period ended September 30, 2001.

T	Incorporated by reference to the Company’s current report on Form 8-K filed on May 29, 2001.

U	Incorporated by reference to the Company’s registration statement on Form S-8 (Registration No. 333-67432) filed on August 13, 2001.

V	Incorporated by reference to the Company’s current report on Form 8-K filed on March 1, 2002.

W	Incorporated by reference to the Company’s registration statement on Form 8-A/ A filed on June 4, 2002.

X	Incorporated by reference to the Company’s annual report on Form 10-K filed December 13, 2001 for the annual period ended September 30, 2001, as amended on April 2002.

Y	Incorporated by reference to PRI Automation, Inc.’s annual report on Form 10-K filed on December 30, 2000 for the annual period ended September 30, 2000.

**	In accordance with Rule 12b-32 under the Securities Exchange Act of 1934, as amended, reference is made to the documents previously filed with the Securities and Exchange Commission, which documents are hereby incorporated by reference.

ITEM 17. UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, pursuant to Item 15 above, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby further undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated herein by reference.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chelmsford, Commonwealth of Massachusetts, on the 24th day of January, 2003

BROOKS-PRI AUTOMATION, INC.

By:	/s/ Robert J. Therrien
Robert J. Therrien Chief Executive Officer and President

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Robert J. Therrien and Steven E. Hebert, and each of them, with the power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or in his name, place and stead, in any and all capacities to sign any and all amendments or post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, and in connection with any registration of additional securities pursuant to Rule 462(b) under the Securities Act of 1933, as amended, to sign any abbreviated registration statements and any and all amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, in each case, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert J. Therrien Robert J. Therrien	Director, Chief Executive Officer and President (Principal Executive Officer)	January 24, 2003

/s/ Steven E. Hebert Steven E. Hebert	Corporate Controller, Principal Accounting Officer and Acting Principal Financial Officer	January 24, 2003

/s/ Roger D. Emerick Roger D. Emerick	Director	January 24, 2003

/s/ Amin J. Khoury Amin J. Khoury	Director	January 24, 2003

/s/ Juergen Giessmann Juergen Giessmann	Director	January 24, 2003

/s/ Joseph R. Martin Joseph R. Martin	Director	January 24, 2003

/s/ Mitchell G. Tyson Mitchell G. Tyson	Director	January 24, 2003

/s/ Kenneth M. Thompson Kenneth M. Thompson	Director	January 24, 2003

EXHIBIT INDEX

Exhibit
Number	Title	Reference

2.01	Agreement and Plan of Merger dated September 21, 1998 relating to the combination of FASTech Integration, Inc. with the Company.	A**

2.02	Stock for Cash Purchase Agreement dated March 31, 1999 relating to the acquisition of Hanyon Tech. Co., Ltd. by the Company	B**

2.03	Assets for Cash Purchase Agreement dated June 23, 1999 relating to the acquisition of substantially all the assets of Domain Manufacturing Corporation and its Subsidiary Domain Manufacturing SARL by the Company.	C**

2.04	Agreement and Plan of Merger dated July 7, 1999 relating to the combination of Smart Machines Inc. with the Company	D**

2.05	Master Purchase Agreement dated September 9, 1999 relating to the acquisition of substantially all of the assets of the Infab Division of Jenoptik by the Company.	E**

2.06	Agreement and Plan of Merger dated January 6, 2000 relating to the combination of AutoSimulations, Inc. and Auto-Soft Corporation with the Company.	F**

2.07	Interests for Stock Purchase Agreement dated May 5, 2000 relating to the acquisition of Irvine Optical Company LLC by the Company, as amended.	G**

2.08	Stock Purchase Agreement dated as of February 16, 2001 relating to the acquisition of SEMY Engineering, Inc. by the Company	H**

2.09	Asset Purchase Agreement dated June 26, 2001 relating to the acquisition of assets of the e-diagnostic infrastructure of KLA-Tencor Corporation and its subsidiary KLA-Tencor Technologies Corporation.	I**

2.10	Agreement and Plan of Merger dated June 27, 2001 relating to the combination of Progressive Technologies Inc. with the Company	J**

2.11	Asset Purchase Agreement dated October 5, 2001 relating to the acquisition of substantially all of the assets of General Precision, Inc. and GPI-Mostek, Inc. by the Company.	K**

2.12	Share Purchase Agreement dated October 9, 2001 relating to the acquisition of Tec-Sem AG by the Company	L**

2.13	Amended and Restated Agreement and Plan of Merger relating to the acquisition of PRI Automation, Inc. by the Company	M**

2.14	Combination Agreement dated as of November 24, 1998 between PRI Automation, Inc., 1325949 Ontario Inc. and Promis Systems Corporation Ltd.	N**

2.15	Share Sale-, Purchase- and Transfer Agreement dated July 3, 2002 relating to the acquisition of Hermos Informatik GmbH	O**

4.01	Specimen Certificate for shares of the Company’s common stock	P**

4.02	Description of Capital Stock (contained in the Certificate of Incorporation of the Company)	Q**

4.03	Rights Agreement dated July 23, 1997.	R**

4.04	Amendment No. 1 to Rights Agreement between the Company and Bank Boston, N.A. as Rights Agent	S**

4.05	Registration Rights Agreement dated January 6, 2000.	S**

4.06	Shareholder Agreement dated January 6, 2000 by and among the Company, Daifuku America Corporation and Daifuku Co., Ltd. relating to the acquisition of the businesses of Auto-Soft Corporation and AutoSimulations, Inc. from Daifuku America Corporation by the Company.	F**

4.07	Stockholder Agreement dated September 30, 1999 by and among the Company, Jenoptik AG, M+W Zander Holding GmbH and Robert J. Therrien relating to the acquisition of substantially all of the assets of the Infab Division of Jenoptik AG by the Company.	E**

4.08	Indenture dated as of May 23, 2001 between the Company and State Street Bank and Trust Company (as Trustee)	T**

Exhibit
Number	Title	Reference

4.09	Registration Rights Agreement dated May 23, 2001 among the Company and Credit Suisse First Boston Corporation and SG Cowen Securities Corporation (as representatives of several purchasers).	T**

4.10	Form of 4.75% Convertible Subordinated Note of the Company in the principal amount of $175,000,000 dated as of May 23, 2001.	T**

4.11	Stock Purchase Agreement dated June 20, 2001 relating to the acquisition of CCS Technology, Inc. by the Company	U**

4.12	Asset Purchase Agreement dated February 15, 2002 relating to the Agreement dated February 15, 2002 relating to the acquisition of substantially all of the assets of Intelligent Automation Systems, Inc. and IAS Products, Inc. by the Company.	V**

4.13	Amendment No. 2 to Rights Agreement between the Company and EquiServe Trust Company, N.A., as Rights Agent	W**

4.14	Asset Purchase Agreement by and among Brooks Automation, Inc., NexStar Corporation and Zygo Corporation dated December 13, 2001.	X**

4.15	Agreement and Plan of Merger dated September 20, 2002 among the Company, MTI Acquisitions Corp. and MicroTool, Inc.	Y**

5.01	Opinion of Brown Rudnick Berlack Israels LLP	Filed herewith

23.01	Consent of Brown Rudnick Berlack Israels LLP (contained in Exhibit 5.01)	Filed herewith

23.02	Consent of PricewaterhouseCoopers LLP (Independent accountants for the Company)	Filed herewith

23.03	Consent of PricewaterhouseCoopers LLP (Independent accountants for the Company)	Filed herewith

24.01	Power of Attorney (included on signature page of this registration statement)	Filed herewith

A	Incorporated by reference to the Company’s registration statement on Form S-4 (Registration No. 333-64037) filed on September 23, 1998.

B	Incorporated by reference to the Company’s current report on Form 8-K filed on May 6, 1999.

C	Incorporated by reference to the Company’s current report on Form 8-K filed on July 14, 1999.

D	Incorporated by reference to the Company’s current report on Form 8-K filed on September 15, 1999, and amended on September 29, 2000.

E	Incorporated by reference to the Company’s current report on Form 8-K filed on October 15, 1999.

F	Incorporated by reference to the Company’s current report on Form 8-K filed on January 19, 2000 and amended on February 14, 2000.

G	Incorporated by reference to the Company’s registration statement on Form S-3 (Registration No. 333-42620) filed on July 31, 2000.

H	Incorporated by reference to the Company’s current report on Form 8-K filed on March 1, 2001.

I	Incorporated by reference to the Company’s current report on Form 8-K filed on July 9, 2001.

J	Incorporated by reference to the Company’s current report on Form 8-K filed on July 24, 2001.

K	Incorporated by reference to the Company’s current report on Form 8-K filed on October 19, 2001 as amended on April 4, 2002.

L	Incorporated by reference to the Company’s current report on Form 8-K filed on October 22, 2001.

M	Incorporated by reference to the Company’s registration statement on Form S-4 (Registration No. 333-75490, filed on April 4, 2002.

N	Incorporated by reference to PRI Automation, Inc.’s registration statement on Form S-3 (Registration No. 333-69721) filed on December 24, 1998.

O	Incorporated by reference to Company’s current reports on Form 8-K filed on July 30, 2002.

P	Incorporated by reference to the Company’s registration statement on Form S-3 (Registration No. 333-88320) filed May 15, 2002.

Q	Incorporated by reference to the Company’s quarterly report on Form 10-Q filed on May 15, 2000 for the quarterly period ended March 31, 2000.

R	Incorporated by reference to the Company’s current report on Form 8-K filed on August 7, 1997.

S	Incorporated by reference to the Company’s registration statement on Form 10-K filed for the annual period ended September 30, 2001.

T	Incorporated by reference to the Company’s current report on Form 8-K filed on May 29, 2001.

U	Incorporated by reference to the Company’s registration statement on Form S-8 (Registration No. 333-67432) filed on August 13, 2001.

V	Incorporated by reference to the Company’s current report on Form 8-K filed on March 1, 2002.

W	Incorporated by reference to the Company’s registration statement on Form 8-A/ A filed on June 4, 2002.

X	Incorporated by reference to the Company’s annual report on Form 10-K filed December 13, 2001 for the annual period ended September 30, 2001, as amended on April 2002.

Y	Incorporated by reference to PRI Automation, Inc.’s annual report on Form 10-K filed on December 30, 2000 for the annual period ended September 30, 2000.

**	In accordance with Rule 12b-32 under the Securities Exchange Act of 1934, as amended, reference is made to the documents previously filed with the Securities and Exchange Commission, which documents are hereby incorporated by reference.